FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a - 16 or 15b - 16 of
The Securities Exchange Act of 1934

For the           January 8 , 2003

                     Indo-Pacific Energy Ltd.
(Translation of registrant's name into English)

Indo-Pacific House, 284, Karori Rd, Wellington 6033 New Zealand
(Address of Principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

Form 20-F      X       Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes      X       No _______

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 0-29344.

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Indo-Pacific Energy Ltd .
(Registrant)

Date:	8th January 2003	/s/ David Bennett
(Signature)

David Bennett
(Name)

Director
(Title)

This is the form of material change report required under section 85(1) of the Securities Act.

FORM 53-901.F

Securities Act

MATERIAL CHANGE REPORT UNDER SECTION 85(1) OF THE ACT

Item 1. Reporting Issuer

Indo-Pacific Energy Ltd.

284 Karori Rd

Karori

New Zealand

Item 2. Date of Material Change

On or about January 04, 2003

Item 3. Press Release

January 04, 2003 Wellington, New Zealand

Item 4. Summary of Material Change

Indo-Pacific News on its Mt Messenger Exploration Program

Wellington, New Zealand – January 04, 2003 -- /PRNewswire/-- Indo-Pacific Energy Ltd. (OTCBB: INDOF) advises that its ongoing program to explore the Mt Messenger play in onshore Taranaki is progressing well.

Item 5. Full Description of Material Change

Indo-Pacific News on its Mt Messenger Exploration Program

Wellington, New Zealand – January 04, 2003 -- /PRNewswire/-- Indo-Pacific Energy Ltd. (OTCBB: INDOF) advises that its ongoing program to explore the Mt Messenger play in onshore Taranaki is progressing well. The Mt Messenger play consists of oil and gas bearing sandstones, situated at depths of 4-6,000 feet across the central part of the onshore basin. Despite the modest levels of drilling, several Mt Messenger oil fields have been discovered and are in production, including Ngatoro, Goldie (in both of which Indo has an ownership), Kaimiro, Surrey and the recent Tabla-1 well (INDOF 5%). Flow testing of the Tabla-1 well will occur shortly. A 30 foot interval in the well below 4650 feet contains several indicated oil bearing sandstones, with those in the lowest 10 foot having the best expression of potential oil pay. The testing of Tabla-1 may establish another Mt Messenger oil producer, similar to Goldie or Ngatoro.

In Indo’s PEP 38738 permit, the Cheal-1 and Cheal-2 well-heads have now been exposed, and the Cheal site is being prepared for re-entry and flow testing of the oil sands in Cheal-1, which will occur during first quarter 2003. The initial operation will consist of a one month test of sandstones near 4,000 feet depth which have previously flowed oil and gas on test, in order to verify their long term producibility. Following this, a production program will be initiated, which may include re-entry of Cheal-2 and the drilling of additional wells into the field.

In the area east of Ngatoro, preparation for the Kaimata 3D seismic program is well advanced, and the seismic acquisition contract has been awarded to Western-Geco. Indo-Pacific Energy and its partners will be acquiring 3D seismic over a 30 square mile area of onshore Taranaki during the first quarter of 2003, in order to identify further Mt Messenger targets for drilling later in 2003 and beyond.

Item 6. Reliance on Section 85(2) of the Act

N/A

Item 7. Omitted Information

None

Item 8. Senior Officers

David Bennett, President and Chief Executive Officer

Item 9. Statement of Senior Officer

The foregoing accurately discloses the material change referred to herein.

January 4, 2003 “David Bennett” _______________________________

David Bennett, President/Chief Executive Officer

Place of Declaration: Wellington, New Zealand

Indo-Pacific News on its Mt Messenger Exploration Program

Wellington, New Zealand – January 04, 2003 -- /PRNewswire/-- Indo-Pacific Energy Ltd. (OTCBB: INDOF) advises that its ongoing program to explore the Mt Messenger play in onshore Taranaki is progressing well. The Mt Messenger play consists of oil and gas bearing sandstones, situated at depths of 4-6,000 feet across the central part of the onshore basin. Despite the modest levels of drilling, several Mt Messenger oil fields have been discovered and are in production, including Ngatoro, Goldie (in both of which Indo has an ownership), Kaimiro, Surrey and the recent Tabla-1 well (INDOF 5%). Flow testing of the Tabla-1 well will occur shortly. A 30 foot interval in the well below 4650 feet contains several indicated oil bearing sandstones, with those in the lowest 10 foot having the best expression of potential oil pay. The testing of Tabla-1 may establish another Mt Messenger oil producer, similar to Goldie or Ngatoro.

In Indo’s PEP 38738 permit, the Cheal-1 and Cheal-2 well-heads have now been exposed, and the Cheal site is being prepared for re-entry and flow testing of the oil sands in Cheal-1, which will occur during first quarter 2003. The initial operation will consist of a one month test of sandstones near 4,000 feet depth which have previously flowed oil and gas on test, in order to verify their long term producibility. Following this, a production program will be initiated, which may include re-entry of Cheal-2 and the drilling of additional wells into the field.

In the area east of Ngatoro, preparation for the Kaimata 3D seismic program is well advanced, and the seismic acquisition contract has been awarded to Western-Geco. Indo-Pacific Energy and its partners will be acquiring 3D seismic over a 30 square mile area of onshore Taranaki during the first quarter of 2003, in order to identify further Mt Messenger targets for drilling later in 2003 and beyond.

CONTACT: Investor Relations, Indo-Pacific Energy Ltd. tel: 1-866-999-4639

Web site: http://www.indopacific.com Email: ir@indopacific.com

This release includes certain statements that may be deemed "forward-looking statements". All statements in this release, other than statements of historical facts, that address future production, reserve potential, exploration drilling, exploitation activities and events or developments that the Company expects are forward-looking statements. Although Indo-Pacific believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements. Factors that could cause actual results to differ materially from those in forward-looking statements include oil and gas prices, exploitation and exploration successes, continued availability of capital and financing, and general economic, market or business conditions. Investors are cautioned that any such statements are not guarantees of future performance and that actual results or developments may differ materially from those projected in the forward-looking statements.

This is the form of material change report required under section 85(1) of the Securities Act.

FORM 53-901.F

Securities Act

MATERIAL CHANGE REPORT UNDER SECTION 85(1) OF THE ACT

Item 1. Reporting Issuer

Indo-Pacific Energy Ltd.

284 Karori Rd

Karori

New Zealand

Item 2. Date of Material Change

On or about January 04, 2003

Item 3. Press Release

January 04, 2003 Wellington, New Zealand

Item 4. Summary of Material Change

Indo-Pacific News on Kahili-1B Development and Goldie Court Case

Wellington, New Zealand – January 04, 2003 -- /PRNewswire/-- Indo-Pacific Energy Ltd. (OTCBB: INDOF) advises that the downhole pressure gauges were retrieved from the Kahili-1B well on December 30. Analysis of these indicates sufficient proven reserves of gas and condensate (light oil) to justify development of the discovery.

Item 5. Full Description of Material Change

Indo-Pacific News on Kahili-1B Development and Goldie Court Case

Wellington, New Zealand – January 04, 2003 -- /PRNewswire/-- Indo-Pacific Energy Ltd. (OTCBB: INDOF) advises that the downhole pressure gauges were retrieved from the Kahili-1B well on December 30. Analysis of these indicates sufficient proven reserves of gas and condensate (light oil) to justify development of the discovery. Flow rates from Kahili-1B may be enhanced in the future by extending the present production zone to include the lower half of the pay sandstones which are not accessed in the original flow test. Gas pipeline tie-in and electricity generation options are presently being assessed to determine the best development strategy for this field. Kahili is expected to be in production by mid year. The Kahili-1B gas field is separated from the oil pool discovered by the earlier Kahili-1 well, and there is good potential for discovery and development of other gas or oil pools in the vicinity of Kahili.

Further to the previously reported dispute over the Goldie oil discovery, hearing dates have been reserved in the High Court in Wellington, New Zealand, during March/April 2003 to consider the claims of Greymouth Petroleum against the Company’s subsidiary company Ngatoro Energy Ltd, the operator of the Goldie sole risk oil well. Indo-Pacific regards Greymouth’s principal claims to be without merit. Ngatoro Energy will defend the action, and has now lodged a counterclaim against Greymouth Petroleum regarding their actions in preventing and hindering Ngatoro Energy in production of oil from the Goldie-1 well.

Indo-Pacific Energy Ltd. is a Canadian incorporated company headquartered in Wellington, with production and extensive portfolio of exploration assets in the Taranaki Basin of New Zealand. The Taranaki Basin is a lightly explored area with less than 200 wells drilled to date. Notwithstanding the relatively low exploration level approximately 455 million barrels of oil and condensate and 7 trillion cubic feet of gas reserves have already been discovered. The Company also holds high-potential exploration interests in the Timor Sea and Papua New Guinea.

Item 6. Reliance on Section 85(2) of the Act

N/A

Item 7. Omitted Information

None

Item 8. Senior Officers

David Bennett, President and Chief Executive Officer

Item 9. Statement of Senior Officer

The foregoing accurately discloses the material change referred to herein.

January 4, 2003 “David Bennett” _______________________________

David Bennett, President/Chief Executive Officer

Place of Declaration: Wellington, New Zealand

Indo-Pacific Drilling News on Kahili-1B Development and Goldie Court Case, Cheal and Tabla-1

Wellington, New Zealand – January 04, 2003 -- /PRNewswire/-- Indo-Pacific Energy Ltd. (OTCBB: INDOF) advises that the downhole pressure gauges were retrieved from the Kahili-1B well on December 30. Analysis of these indicates sufficient proven reserves of gas and condensate (light oil) to justify development of the discovery. Flow rates from Kahili-1B may be enhanced in the future by extending the present production zone to include the lower half of the pay sandstones which are not accessed in the original flow test. Gas pipeline tie-in and electricity generation options are presently being assessed to determine the best development strategy for this field. Kahili is expected to be in production by mid year. The Kahili-1B gas field is separated from the oil pool discovered by the earlier Kahili-1 well, and there is good potential for discovery and development of other gas or oil pools in the vicinity of Kahili.

Further to the previously reported dispute over the Goldie oil discovery, hearing dates have been reserved in the High Court in Wellington, New Zealand, during March/April 2003 to consider the claims of Greymouth Petroleum against the Company’s subsidiary company Ngatoro Energy Ltd, the operator of the Goldie sole risk oil well. Indo-Pacific regards Greymouth’s principal claims to be without merit. Ngatoro Energy will defend the action, and has now lodged a counterclaim against Greymouth Petroleum regarding their actions in preventing and hindering Ngatoro Energy in production of oil from the Goldie-1 well.

Indo-Pacific Energy Ltd. is a Canadian incorporated company headquartered in Wellington, with production and extensive portfolio of exploration assets in the Taranaki Basin of New Zealand. The Taranaki Basin is a lightly explored area with less than 200 wells drilled to date. Notwithstanding the relatively low exploration level approximately 455 million barrels of oil and condensate and 7 trillion cubic feet of gas reserves have already been discovered. The Company also holds high-potential exploration interests in the Timor Sea and Papua New Guinea.

CONTACT: Investor Relations, Indo-Pacific Energy Ltd. tel: 1-866-999-4639

Web site: http://www.indopacific.com Email: ir@indopacific.com

This release includes certain statements that may be deemed "forward-looking statements". All statements in this release, other than statements of historical facts, that address future production, reserve potential, exploration drilling, exploitation activities and events or developments that the Company expects are forward-looking statements. Although Indo-Pacific believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements. Factors that could cause actual results to differ materially from those in forward-looking statements include oil and gas prices, exploitation and exploration successes, continued availability of capital and financing, and general economic, market or business conditions. Investors are cautioned that any such statements are not guarantees of future performance and that actual results or developments may differ materially from those projected in the forward-looking statements.